January 25, 2022

VIA e-MAIL

Board of Directors
Bally’s Corporation
100 Westminster Street
Providence, RI 02903
Dear Directors,

Standard General is pleased to submit this proposal (our “Proposal”) under which we would acquire all of the outstanding shares of common stock of Bally’s Corporation (“Bally’s” or the “Company”) we do not own for a price of $38.00 per share. Our Proposal represents a premium of 30% to Company’s closing price as January 24, 2022, which we believe offers compelling value to Bally’s stockholders.

Our proposed transaction would allow the Company’s stockholders to immediately realize an attractive value, in cash, for their investment and provides stockholders certainty of value for their shares, especially when viewed against the operational risks inherent in the Company's business and the market risks inherent in remaining a public company.

The proposed transaction would be subject to the approval of the Board of Directors of the Company and the negotiation and execution of mutually acceptable definitive transaction documents.  It is our expectation that the Board of Directors will appoint a special committee of independent directors to consider our Proposal and make a recommendation to the Board of Directors.  We will not move forward with the transaction unless it is approved by such a special committee.  In addition, the transaction will be subject to a non-waivable condition requiring the approval of holders of a majority of the shares of the Company not owned by Standard General or its affiliates.  Finally, given our existing position and history with the Company, we will not need to do any due diligence to enable us to be in a position to negotiate and execute mutually acceptable definitive documentation.

As you know, Standard General is the largest stockholder of Bally’s with an equity interest representing more than 20% of the outstanding shares.  As a result of our long-term involvement with the Company and its predecessor, we have a detailed understanding of Bally’s, its business and assets, which will enable us to move quickly to finalize a transaction.

We intend to fund the transaction through sale and lease back and other long-term financing arrangements.  .

Based upon our experience and familiarity with the Company and financings for businesses of this type, we do not anticipate any issues in securing financing for the transaction.  In any event, the closing of a transaction would not be subject to any financing condition, and we would obtain a bridge financing commitment prior to the execution of definitive merger agreement.

In considering this Proposal, you should know that if the special committee does not recommend or the public stockholders of the Company do not approve the proposed transaction, such determination would not adversely affect our future relationship with the Company, and we would intend to remain as a long-term stockholder.

Please be aware that this Proposal is an expression of interest only, and we reserve the right to withdraw or modify our proposal in any manner.  No legal obligation with respect to a transaction shall arise unless and until execution of mutually acceptable definitive documentation.   Once definitive documentation is executed, completion of the transaction would also be subject to receipt of required regulatory approvals, including approvals under applicable gaming regulations and antitrust laws and other customary conditions.  We do not anticipate any issues in obtaining required regulatory approvals.

In accordance with its reporting obligations, Standard General intends to promptly file an amendment to its Schedule 13D, including a copy of this letter.

In connection with this proposal, we have engaged Fried, Frank, Harris, Shriver & Jacobson LLP as our legal advisor. We encourage the special committee to retain its own legal and financial advisors to assist it in its review.   We and our advisors look forward to working with the special committee and its advisors to complete a mutually acceptable transaction, and are available at your convenience to discuss any aspects of our Proposal.

Should you have any questions, please do not hesitate to contact me.

Sincerely,

Soohyung Kim